
August 22, 2014

<u>Via Email</u>
Mr. Charles Teelon
Chief Executive Officer
Kopjaggers, Inc.
5920 North Florida Ave.
Hernando, FL 34442

> **Re:** **Kopjaggers, Inc.**
> **Current Report on Form 8-K**
> **Filed June 20, 2014**
> **Preliminary Information Statement on Form 14C**
> **Filed July 25, 2014**
> **File No. 000-54307**

Dear Mr. Teelon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Current Report on Form 8-K filed June 20, 2014</u>

1. Please clarify whether the transaction described under Item 2.01 resulted in a change in control for purposes of Item 5.01 of Form 8-K and a change in shell company status for purposes of Item 5.06 of Form 8-K. If such changes resulted, please amend the current report to provide the information required by the applicable items of Form 8-K.

2. Please amend the current report to provide financial statements for the appropriate periods (e.g., the fiscal year ended December 31, 2013 and subsequent interim periods), as well as the pro forma financial information required by Item 9.01(c) of Form 8-K, and update your management's discussion and analysis required by Item 303 of Regulation S-K accordingly.

3. We note that the signature block in the current report identifies eMONEco, Inc. as the registrant. Please amend the current report to identify your company as the registrant.

4. Please amend your current report to disclose the relationship between Kopjaggers Consulting, LLC and John Castillo Eggermont.

5. Please amend your current report to disclose how the three new directors were appointed. Please refer to Item 5.02(d) of Form 8-K.

Preliminary Information Statement on Schedule 14C filed July 25, 2014

Action

Amendment to the Articles of Incorporation . . . .

6. Please amend the information statement to revise the title and first paragraph of this section to include all of the matters that were approved by your shareholders. As stated, the title references the increase in authorized shares and the name change, but not the stock split, and the first paragraph references the name change and the stock split, but not the increase in authorized shares.

7. Please amend the information statement to discuss the mechanics of the 5:1 stock split, your reasons for pursuing the split, and the consequences it will have on you and your investors.

Dilution and Effect of Action on Shareholder Rights

8. Please amend the information statement to explain what you mean by the phrase "the Corporate Actions referenced herein." Please revise your information statement to affirmatively disclose, without qualifications, whether you have any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Schedule 14A, including Items 11, 13 and 14, as appropriate. Please refer to Note A to Schedule 14A.

9. Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: William Eilers, Esq.